Statement Regarding Timely Disclosure

                                                                   June 23, 2009

To: Mr. Atsushi Saito
    President & CEO
    Tokyo Stock Exchange, Inc.
                                               1, Toyota-cho, Toyota City,
                                               ---------------------------
                                               Aichi Prefecture, 471-8571, Japan
                                               ---------------------------------
                                               Address of the Head Office

                                               Toyota Motor Corporation
                                               ------------------------
                                               Company Name

                                               Akio Toyoda
                                               -----------
                                               President, Member of the Board


     Toyota Motor Corporation, hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and undertakes to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the exhibit attached hereto to conduct prompt, accurate and fair disclosure of corporate information at all times considering the perspective of investors.



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          Company Structure and Procedures Regarding Timely Disclosure
           (Attachment for the Statement Regarding Timely Disclosure)

                                                                   June 23, 2009
                                          Company Name: Toyota Motor Corporation
                                                               Code Number: 7203
                                     (First Section of the Tokyo Stock Exchange)

(Guiding Principles)
Toyota practices its guiding principle of disclosing operating results, business and financial information in a timely and appropriate manner. Such guiding principles are set forth in "Contribution towards Sustainable Development" which explains the "Guiding Principles at Toyota."

(Disclosure Committee and its Purpose)
Toyota has established a Disclosure Committee that is chaired by the officer responsible for the accounting division in an effort to ensure that the information disclosed is accurate, fair and timely.
The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)
The Disclosure Committee performs the following procedures:
(1) Collection of information
     Collect information of Toyota and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.
(2) Assessment of material information to be disclosed
     Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules and the Japanese Financial Instruments and Exchange Act.
(3) Disclosure based on assessment
     Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The corporate auditors (or the board of corporate auditors) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

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(4) Ensuring of appropriate information collection and disclosure procedures
     Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent outside auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.
(5) Provision of company regulation
     Details of the procedures and the organizational structure mentioned above are stipulated in the Company's internal disclosure guidelines.